FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

PE 8-13-02

Report of Foreign Issuer

Furnished Pursuant to Rule 13a - 16 or 15d - 16 of the

Securities Exchange Act of 1934

For the period April - July 2002

BRITISH AIRWAYS Plc

Waterside HBA3, PO Box 365, Harmondsworth UB7 0GB

CONTENTS

1.	Traffic and Capacity Statistics for March 2002	4 April 2002
2.	Board Changes	5 April 2002
3.	Traffic and Capacity Statistics for April 2002	3 May 2002
4.	Preliminary Financial Results 2001-2002	20 May 2002
5.	Traffic and Capacity Statistics for May 2002	7 June 2002
6.	Director shareholdings	1 July 2002
7.	Traffice and Capacity Statisctis for June 2002	3 July 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BRITISH AIRWAYS Plc

Date: 1 August 2002

Sarah Billington
Manager Shareholder Services

BRITISH AIRWAYS

TRAFFIC AND CAPACITY STATISTICS - MARCH 2002

Summary of the headline figures

Capacity in March, measured in Available Seat Kilometres, was 11.2 per cent below March 2001. Traffic, measured in Revenue Passenger Kilometres, fell 3.2 per cent. The reduction in traffic comprised a 9.2 per cent decline in premium traffic and a 2.1 per cent fall in non-premium traffic. Passenger load factor of 75.7 per cent was up 6.2 points on March 2001. Cargo, measured in Cargo Tonne Kilometres, fell by 2.5 per cent

For the quarter ended 31 March 2002, ASKs fell by 11.1 per cent, while RPKs fell by 4.3 per cent. This resulted in a fourth-quarter load factor of 72.0 per cent, 5.1 points higher than the same period last year. Premium traffic in the quarter fell by 9.1 per cent with non-premium traffic falling by 3.3 per cent. Cargo, measured in Cargo Tonne Kilometres, fell by 5.4 per cent in the quarter.

Market conditions

Traffic is being maintained at the improved levels seen in recent months. Seat factor continues at record levels on the back of capacity reductions. In spite of discounting, total revenue continues to improve. Cargo also continues to improve and has shown its best volume performance since Sept 11th.

Costs

The cost cutting initiatives launched after September 11th and as part of Future Size and Shape continue to deliver financial benefits. As at February 28th manpower equivalents have reduced by 6,700, since August 2001. These reductions have largely been achieved without severance costs and, as a result, Q4 employee costs will be considerably lower than in the previous year. The severance for "Future Size and Shape" provided for in the year to March 31 2002 is expected to be in the region of £80 million; the balance is expected in the next financial year. Fuel costs are still expected to be some 6% lower than last year, recent fuel price increases will not affect the costs to March 31 2002.

Strategic developments

British Airways has made it easier for customers to get the best possible deal when booking flights online with the introduction of a new selling engine. With just one click customers can check availability together with the lowest prices by day, week or month. The new booking system has a colour-coded calendar which shows the best price for a range of dates, allowing customers to compare prices and make trade-offs between price and schedule.

British Airways received confirmation that the Government had approved the payment of compensation for the closure of US airspace for the four days after September 11th. The payment was in line with British Airways' claim of approximately £22 million.

EU transport ministers gave approval to a 60 day extension of government backed war and terrorism insurance for European airlines. Earlier in March the US Government granted a 60 day extension to its airlines.

Europe's newest regional airline took off on March 31st with the official launch of British Airways CitiExpress, a wholly owned subsidiary of British Airways Plc. BA CitiExpress is now a legal entity, operating under its own Air Operators Certificate to 48 destinations from 26 UK airports. BA CitiExpress has been created from the integration of two wholly owned subsidiaries, Brymon Airways and British Regional Airlines. Later this year two more subsidiaries, British Airways Regional and Manx Airlines will also join up with BA CitiExpress.

April 4, 2002

BRITISH AIRWAYS

BRITISH AIRWAYS MONTHLY TRAFFIC AND CAPACITY STATISTICS

BRITISH AIRWAYS GROUP SCHEDULED SERVICES	Month of March			Financial year to date April through March		
	2002	2001	Change (%)	2001/2	2000/1	Change (%)
Passengers carried (000)						
UK/Europe	2171	2264	-4.1	27337	27898	-2.0
Americas	587	622	-5.7	6679	8111	-17.7
Asia Pacific	162	163	-0.8	1786	2128	-16.0
Africa and Middle East	234	238	-1.9	2773	2951	-6.0
Total	3154	3288	-4.1	38575	41088	-6.1
Revenue passenger km (m)						
UK/Europe	1715	1846	-7.1	21876	23115	-5.4
Americas	4027	4266	-5.6	45693	55468	-17.6
Asia Pacific	1710	1631	+4.8	18108	21079	-14.1
Africa and Middle East	1579	1592	-0.8	18772	19534	-3.9
Total	9031	9334	-3.2	104448	119196	-12.4
Available seat km (m)						
UK/Europe	2659	3088	-13.9	34883	36339	-4.0
Americas	5052	5805	-13.0	62926	74488	-15.5
Asia Pacific	2108	2174	-3.0	24516	27498	-10.8
Africa and Middle East	2105	2364	-10.9	26372	28903	-8.8
Total	11924	13430	-11.2	148696	167227	-11.1
Passenger load factor (%)						
UK/Europe	64.5	59.8	+4.7 pts	62.7	63.6	-0.9 pts
Americas	79.7	73.5	+6.2 pts	72.6	74.5	-1.9 pts
Asia Pacific	81.1	75.0	+6.1 pts	73.9	76.7	-2.8 pts
Africa and Middle East	75.0	67.3	+7.7 pts	71.2	67.6	+3.6 pts
Total	75.7	69.5	+6.2 pts	70.2	71.3	-1.1 pts
Revenue tonne km (RTK) (m)						
Cargo tonne km (CTK)	373	383	-2.5	4030	4735	-14.9
Total RTK	1272	1308	-2.8	14466	16636	-13.0
Available tonne km (m)	1832	2010	-8.9	22624	24696	-8.4
Overall load factor (%)	69.4	65.1	+4.3 pts	63.9	67.4	-3.5 pts

Investor Relations
Waterside (HBA1)
PO Box 365
Harmondsworth
UB7 OGB
Tel: +44 (0) 20 8738 6947
Fax: +44 (0) 20 8738 9602

5 Full Text Announcement

Company	British Airways PLC
TIDM	BAY
Headline	Directorate Change
Released	13:35 5 Apr 2002
NS Number	1045U

rd Changes

nges to the Board of British Airways were agreed at its Meeting this morning all of which will take effect from the Company's Annual General Meeting on 16 July, 2002. Currently lve in number, the Board will reduce to eleven members.

Michael Davies, a Board Member since May 1983, is to retire at the end of his current three year term and will not be standing for re-election. After seven years on the Board, the Hon. mond Seitz will also retire.

ing tributes, the Chairman of British Airways, Lord Marshall of Knightsbridge, said: "As our longest-serving non-executive director, Michael Davies has played a significant role in ping to guide this company to its successes and through some of its toughest challenges. His expertise and wise counsel have made an outstanding contribution to British Airways, for ch we are immensely grateful.

ymond Seitz, who is retiring at his own request, also leaves with our thanks and much appreciation for his substantial contribution. His perspective on international affairs, in general; special knowledge of the vital US market, in particular, have been highly valued."

he Annual General Meeting, shareholders will be asked to elect Mr Maarten van den Bergh as a non-executive Director for a term of three years. A Dutch national, Mr van den Bergh is irman of Lloyds TSB Group and a non-executive Director of BT Group and Royal Dutch Petroleum Company. An economics graduate, he began his career with the Royal Dutch/Shell up of Companies in 1968 where he rose to President of the Royal Dutch Petroleum Company and Vice-Chairman of the Committee of Managing Directors of the Royal Dutch/Shell up before retiring from these executive positions in 2000.

previously announced, Lord Marshall of Knightsbridge, who will be 70 in November 2003, will be standing for re-election at the Annual General Meeting for a further period of two years.

Ashok Ganguly and Lord Renwick of Clifton will also be standing for re-election at the Annual General Meeting when their respective current terms of office come to an end. In addition, ccordance with the Company's Articles of Association, shareholders will be asked to elect Mr John Rishton, Chief Financial Officer, and Captain Michael Jeffery, the non-executive irman of the Board's Safety Review Committee, both of whom were appointed to the Board since the last Annual General Meeting.

other Board Members are Rod Eddington, Chief Executive, Mike Street, Director of Customer Service and Operations, Martin Broughton, Senior Independent non-executive Director, Baroness O'Cathain and Dr Martin Read.

Company website

BRITISH AIRWAYS

TRAFFIC AND CAPACITY STATISTICS - APRIL 2002

Summary of the headline figures
Capacity in April, measured in Available Seat Kilometres, was 11.7 per cent below April 2001. Traffic, measured in Revenue Passenger Kilometres, fell 10.8 per cent. The reduction in traffic comprised a 3.4 per cent decline in premium traffic and a 12.4 per cent fall in non-premium traffic. Passenger load factor of 69.4 per cent was up 0.7 points on April 2001. Traffic volumes reflect the occurrence of Easter mainly in March this year, rather than April as in 2001. Cargo, measured in Cargo Tonne Kilometres, fell by 6.0 per cent.

Market conditions
Underlying traffic levels continue to be stable, as in previous months, with seat factor improving slightly on April 2001.

Costs
Around 65% of group fuel costs for the year ended March 31, 2003 are currently hedged. The total fuel bill is currently expected to be some £100 million lower than the previous year.

Strategic developments

British Airways CitiExpress, a wholly owned subsidiary of British Airways, unveiled the outcome of a Future Size and Shape review to ensure the profitability of its services at airports throughout the UK. The measures are designed to reduce further the cost base of the regional operation and deliver annual savings of £20 million by 2004. The net result of simplifying the business and removing complexity from the operation will mean employing the equivalent of 500 fewer people in two years time.

British Airways launched a change to its fare structure on key routes within the UK to give business travellers and holiday makers lower fares, greater flexibility and more choice. From 5 April Saturday night stay and advance purchase restrictions were scrapped on all domestic routes in and out of London, representing savings of up to 70 per cent on some journeys. New lower year round fares have been introduced with prices from £69 for a return to Edinburgh, Manchester, Newcastle and Glasgow and £79 for a return to Aberdeen. A further £5 discount is available on tickets booked on ba.com.

British Airways chief executive Rod Eddington urged governments to help pull the aviation industry out of a "time warp" of regulation and protectionism. Mr Eddington said the aviation markets have to be liberalised and modernised if the industry is to have a buoyant future. Mr Eddington also called for the European Commission to negotiate air service agreements on behalf of all member states, starting with the all-important US agreements. The move would increase competition and facilitate consolidation of the industry in Europe, he said.

British Airways has signed a deal with Warburg Pincus for the private equity investor to acquire a majority shareholding in World Network Services (WNS), the airline's India-based data management company. Under the terms of the transaction Warburg Pincus will acquire a 70 percent stake in WNS, including certain UK assets of Speedwing International Ltd. British Airways will retain a 30 percent shareholding in WNS.

British Airways announced that it will be the official carrier of the England football squad until 2004 for both the World Cup and the European Championships in Portugal.

May 3, 2002

BRITISH AIRWAYS

BRITISH AIRWAYS MONTHLY TRAFFIC AND CAPACITY STATISTICS

Month of April

BRITISH AIRWAYS SCHEDULED SERVICES	2002	*2001*	Change (%)
Passengers carried (000)			
UK/Europe	**2209**	*2249*	-1.8
Americas	**534**	*579*	-7.7
Asia Pacific	**124**	*152*	-18.4
Africa and Middle East	**205**	*236*	-13.2
Total	**3072**	*3217*	-4.5
Revenue passenger km (m)			
UK/Europe	**1720**	*1891*	-9.1
Americas	**3618**	*3954*	-8.5
Asia Pacific	**1267**	*1509*	-16.1
Africa and Middle East	**1382**	*1598*	-13.5
Total	**7986**	*8953*	-10.8
Available seat km (m)			
UK/Europe	**2638**	*2994*	-11.9
Americas	**5197**	*5619*	-7.5
Asia Pacific	**1639**	*2092*	-21.6
Africa and Middle East	**2030**	*2319*	-12.5
Total	**11503**	*13023*	-11.7
Passenger load factor (%)			
UK/Europe	**65.2**	*63.2*	+2.0 pts
Americas	**69.6**	*70.4*	-0.8 pts
Asia Pacific	**77.3**	*72.2*	+5.1 pts
Africa and Middle East	**68.1**	*68.9*	-0.8 pts
Total	**69.4**	*68.7*	+0.7 pts
Revenue tonne km (RTK) (m)			
Cargo tonne km (CTK)	**333**	*354*	-6.0
Total RTK	**1127**	*1232*	-8.5
Available tonne km (m)	**1765**	*1966*	-10.2
Overall load factor (%)	**63.9**	*62.7*	+1.2 pts

Investor Relations
Waterside (HBA1)
PO Box 365
Harmondsworth
UB7 OGB
Tel: +44 (0) 20 8738 6947
Fax: +44 (0) 20 8738 9602

BRITISH AIRWAYS

PRELIMINARY FINANCIAL RESULTS 2001-2002

		Three months ended March 31			Twelve months ended March 31		
		2002	Restated *2001*	Better/ (Worse)	**2002**	Restated *2001*	Better/ (Worse)
Turnover	£m	**1,953**	*2,121*	(7.9)%	**8,340**	*9,278*	(10.1)%
Operating (loss)/profit	£m	**(45)**	*(61)*	26.2%	**(110)**	*380*	(128.9)%
Operating margin	%	**(2.3)**	*(2.9)*	0.6pts	**(1.3)**	*4.1*	(5.4)pts
(Loss)/profit before tax	£m	**(85)**	*(65)*	(30.8)%	**(200)**	*150*	(233.3)%
Retained loss for the period	£m	**(43)**	*(195)*	77.9%	**(142)**	*(126)*	(12.7)%
Capital and reserves at period end	£m	**2,207**	*2,325*	(5.1)%	**2,207**	*2,325*	(5.1)%
(Loss)/earnings per share							
Basic	p	**(4.0)**	*(5.3)*	24.5%	**(13.2)**	*6.2*	nm
Diluted	p	**(4.0)**	*nm*	nm	**(13.2)**	*6.2*	nm
Dividends per share	p	**na**	*12.8*		na	*17.9*	

nm: Not meaningful
na: Not applicable
Comparatives have been restated to reflect the adoption of FRS19 'Deferred Tax'

Investor Relations
Waterside (HBA1)
PO Box 365
Harmondsworth
Middlesex UB7 OGB
Tel: +44 (0) 20 8738 6947
Fax: +44 (0) 20 8738 9602

GROUP PROFIT AND LOSS ACCOUNT

	Three months ended March 31			Twelve months ended March 31		
	2002 £m	*Restated 2001 £m*	Better/ (Worse)	**2002 £m**	*Restated 2001 £m*	Better/ (Worse)
Traffic Revenue						
Scheduled Passenger	**1,653**	*1,787*	(7.5)%	**7,036**	*7,803*	(9.8)%
Scheduled Cargo	**120**	*133*	(9.8)%	**483**	*579*	(16.6)%
Non-scheduled services	**9**	*7*	28.6%	**52**	*50*	4.0%
	1,782	*1,927*	(7.5)%	**7,571**	*8,432*	(10.2)%
Other revenue	**171**	*194*	(11.9)%	**769**	*846*	(9.1)%
TOTAL TURNOVER	**1,953**	*2,121*	(7.9)%	**8,340**	*9,278*	(10.1)%
Employee costs	**548**	*611*	10.3%	**2,329**	*2,376*	2.0%
Depreciation	**171**	*183*	6.6%	**770**	*715*	(7.7)%
Aircraft operating lease costs	**52**	*58*	10.3%	**199**	*221*	10.0%
Fuel and oil costs	**186**	*280*	33.6%	**1,028**	*1,102*	6.7%
Engineering and other aircraft costs	**197**	*163*	(20.9)%	**673**	*662*	(1.7)%
Landing fees and en route charges	**137**	*157*	12.7%	**615**	*645*	4.7%
Handling charges, catering and other operating costs	**265**	*289*	8.3%	**1,110**	*1,303*	14.8%
Selling costs	**194**	*285*	31.9%	**824**	*1,135*	27.4%
Accommodation, ground equipment costs and currency differences	**168**	*156*	(7.7)%	**822**	*739*	(11.2)%
*Exceptional operating charge**	**80**		(100.0)%	**80**		(100.0)%
TOTAL OPERATING EXPENDITURE	**1,998**	*2,182*	8.4%	**8,450**	*8,898*	5.0%
OPERATING (LOSS)/PROFIT	**(45)**	*(61)*	26.2%	**(110)**	*380*	(128.9)%
Share of operating profits in associates	**18**	*36*	(50.0)%	**22**	*64*	(65.6)%
TOTAL OPERATING (LOSS)/PROFIT INCLUDING ASSOCIATES	**(27)**	*(25)*	(8.0)%	**(88)**	*444*	nm
Other income	**20**	*(1)*	nm	**21**	*1*	nm
Profit/(loss) on sale of fixed assets and investments	**10**	*4*	150.0%	**145**	*(69)*	nm
Interest						
Net payable	**(72)**	*(76)*	5.3%	**(324)**	*(297)*	(9.1)%
Retranslation on currency borrowings	**(16)**	*33*	nm	**46**	*71*	(35.2)%
(LOSS)/PROFIT BEFORE TAX	**(85)**	*(65)*	(30.8)%	**(200)**	*150*	(233.3)%
Tax	**46**	*13*	253.8%	**71**	*(69)*	nm
(LOSS)/PROFIT AFTER TAX	**(39)**	*(52)*	25.0%	**(129)**	*81*	nm
Equity minority interest	**(1)**	*(2)*	50.0%	**(1)**	*(2)*	50.0%
Non equity minority interest**	**(3)**	*(3)*		**(12)**	*(12)*	
(LOSS)/PROFIT FOR THE PERIOD	**(43)**	*(57)*	24.6%	**(142)**	*67*	(311.9)%
Dividends paid and proposed		*(138)*	100.0%		*(193)*	100.0%
RETAINED LOSS FOR THE PERIOD	**(43)**	*(195)*	77.9%	**(142)**	*(126)*	(12.7)%

nm: Not meaningful

* Exceptional operating charge for restructuring costs relating to 'Future Size and Shape' programme

** Cumulative Preferred Securities

OPERATING AND FINANCIAL STATISTICS

	Three months ended March 31 2002	Three months ended March 31 2001	Increase/ (Decrease)	Twelve months ended March 31 2002	Twelve months ended March 31 2001	Increase/ (Decrease)
TOTAL AIRLINE OPERATIONS (Note 1)						
(including British Regional Air Lines from May 10th, 2001 and go until June 14th, 2001)						
TRAFFIC AND CAPACITY						
RPK (m)	**25,221**	*26,800*	(5.9)%	**106,270**	*123,197*	(13.7)%
ASK (m)	**34,988**	*40,018*	(12.6)%	**151,046**	*172,524*	(12.4)%
Passenger load factor(%)	**72.1**	*67.0*	5.1pts	**70.4**	*71.4*	(1.0)pts
CTK (m)	**1,005**	*1,056*	(4.8)%	**4,033**	*4,735*	(14.8)%
RTK (m)	**3,508**	*3,711*	(5.5)%	**14,632**	*16,987*	(13.9)%
ATK (m)	**5,319**	*5,883*	(9.6)%	**22,848**	*25,196*	(9.3)%
Overall load factor (%)	**66.0**	*63.1*	2.9pts	**64.0**	*67.4*	(3.4)pts
Passengers carried (000)	**8,831**	*9,721*	(9.2)%	**40,004**	*44,462*	(10.0)%
Tonnes of cargo carried (000)	**185**	*204*	(9.3)%	**755**	*914*	(17.4)%
FINANCIAL						
Passenger revenue per RPK (p)	**6.59**	*6.69*	(1.5)%	**6.67**	*6.37*	4.7%
Passenger revenue per ASK (p)	**4.75**	*4.48*	6.0%	**4.69**	*4.55*	3.1%
Cargo revenue per CTK(p)	**11.94**	*12.59*	(5.2)%	**11.98**	*12.22*	(2.0)%
Total traffic revenue per RTK (p)	**50.80**	*51.93*	(2.2)%	**51.74**	*49.64*	4.2%
Total traffic revenue per ATK (p)	**33.50**	*32.76*	2.3%	**33.14**	*33.47*	(1.0)%
Average fuel price before hedging (US cents/US gallon)	**66.89**	*103.82*	(35.6)%	**81.29**	*103.94*	(21.8)%
OPERATIONS						
Average Manpower Equivalent (MPE)	**53,410**	*58,720*	(9.0)%	**57,227**	*58,852*	(2.8)%
ATKs per MPE (000)	**99.6**	*100.2*	(0.6)%	**399.3**	*428.1*	(6.7)%
Aircraft in service at period end	**360**	*338*	22	**360**	*338*	22
TOTAL GROUP OPERATIONS						
FINANCIAL						
Net operating expenditure per RTK (p)	**52.08**	*53.57*	(2.8)%	**52.49**	*47.40*	10.7%
Net operating expenditure per ATK (p)	**34.35**	*33.79*	1.7%	**33.62**	*31.96*	5.2%

Note 1: Excludes non airline activity companies, principally, Airmiles Travel Promotions Ltd, BA Holidays Ltd, BA Travel Shops Ltd, Speedwing International Group and The London Eye Company Ltd.

CHAIRMAN'S STATEMENT

Group performance

Group loss before tax for the year was £200 million against £150 million profit in the previous year. No interim dividend was paid and the Board has recommended that no final dividend be paid.

The loss reflects the significant reduction in passenger and cargo revenue due to the effects of September 11th, weakening global economies and the impact of Foot and Mouth in the UK. Cost efficiency actions continued throughout the year with reductions in manpower and most other costs. Capacity was reduced on unprofitable routes, both tactically and through the fleet and network strategy.

Airline operations passenger yield (pence/RPK) for the full year improved by 4.7% compared with last year despite deterioration during the second half. The operating margin was a deficit of 1.3%, 5.4 points worse than last year.

The fourth quarter results show that the actions we announced after September 11th are having a significant impact on costs. Loss before tax for the quarter was £85 million, £20 million worse than last year. Excluding exceptional restructuring costs, operating profit for the quarter was £35 million, £96 million better than last year, unit costs per ATK improved by 2.8% and total operating costs were down by 12.1%.

The ongoing focus on cash conservation resulted in a closing cash balance of £1,219 million; the largest year-end balance since privatisation. Cash burn in the fourth quarter was zero.

Turnover

For the twelve months, group turnover - - at £8,340 million - - was down 10.1% on a flying programme 9.3% smaller in ATKs. Group turnover for the quarter was down 7.9% - - at £1,953 million - - on capacity 9.6% lower.

Airline operations passenger yields for the quarter were down 1.5 % per RPK; seat factor was up 5.1 points at 72.1%, on capacity 12.6% lower in ASKs.

Cargo volumes for the quarter (CTKs) were down 4.8% compared with last year, with yields down 5.2%.

Unit costs

For the twelve month period, unit costs before exceptional restructuring (pence/ATK) increased by 4.1%, on capacity reduction, in ATKs, of 9.3%.

Unit costs for the fourth quarter, excluding exceptional restructuring, were down 2.8% on the same quarter last year. This reflects the total cost reduction of 12.1%, on capacity 9.6% lower in ATKs.

Airline operations manpower fell during the course of the year by 2.8% to 57,227. Productivity, measured in ATKs per MPE, was down by 6.7%.

Non-operating items

Net interest expense for the year was £278 million. This included a book credit for the revaluation of yen debts (used to fund aircraft acquisitions) of £49 million, compared to a credit the previous year of £73 million. The revaluation -- a non cash item required by standard accounting practice -- results from the weakening of the yen against sterling.

Profits on disposals of fixed assets and investments for the year were £145 million, reflecting primarily the disposal of our investment in Go Fly Ltd in June 2001. We also sold our investment in France Telecom (formerly shares held in Equant). This represents an improvement of £214 million compared with 2000/01.

Other income includes £22 million received from the UK Government as compensation, primarily for the closure of US airspace immediately following September 11th.

Earnings per share

For the twelve month period, losses attributable to shareholders were £142 million, equivalent to a loss of 13.2 pence per share, compared with equivalent earnings of 6.2 pence per share last year. The loss attributable to shareholders for the fourth quarter was equivalent to 4.0 pence per share, compared with last year's loss of 5.3 pence per share.

Net Debt / Total Capital ratio

Borrowings, net of cash and short-term loans and deposits, amounted to £6,294 million at the year end, an increase of £71 million from last year.

The year-end net debt/total capital ratio was 66%, a 1.5 point increase over last year but 0.5 points better than December 2001.

Cash flow

Net cash inflow from operating activities totalled £866 million, down £385 million from last year. However, the net cashflow before management of liquid resources and financing was £514 million, an improvement of £182 million on last year, due to a reduction in capital expenditure and an increase in the sale of fixed assets and investments more than offsetting the reduction in operating cash flow.

Aircraft fleet changes

The number of Group aircraft in service at March 31, 2002 was 360, an increase of 22 on the prior year. The increase primarily reflects the acquisition of British Regional Air Lines with 12 Jetstream 41, 13 British Aerospace ATP, 21 Embraer RJ145 and 5 British Aerospace 146 in service at year end. Conversely, the sale of **go** reduced Boeing 737-300 aircraft by 13. Other changes, in line with the ongoing fleet strategy, included new deliveries of 5 Boeing 777, 12 Airbus A319, 3 Airbus A320, 2 Boeing 737-300, 1 Avro RJ100 and 1 Embraer RJ145. Disposals included 8 Boeing 747-200, 18 Boeing 757-200, 2 Boeing 737-300, 3 Boeing 737-400, 1 ATR72 and 1 DHC-8. In addition, 5 Boeing 747-200 and 4 Boeing 757-200 are stood down awaiting disposal and 2 Boeing 737-300 went into service having previously been undergoing pre-service preparation at March 31, 2001.

Strategic Developments

In February, we announced the result of the study known as 'Future Size and Shape'. Unanimously approved by the Board, it re-defines the business of British Airways and the way in which the company will deliver necessary economic and competitive reform. This includes further actions to eliminate unprofitable segments of our business through capacity reduction, elimination of unnecessary complexity, and reduction in both overhead and front line manpower levels without reducing customer service standards. In addition, we are changing the shorthaul pricing proposition to compete more effectively with the no-frills carriers. We are also rationalising our property portfolio and driving simplification and cost reduction through Information Technology.

Subsidiaries and Associates

In April 2001, in partnership with Thomas Cook Ltd, we acquired a 50% holding in a newly formed company, Accoladia Ltd, a travel company into which the outbound business of BA Holidays was transferred.

Qantas issued new shares on two occasions during the year, by way of an institutional placement and shareholder placing respectively. British Airways did not take up its allocation, which resulted in the dilution of the group's shareholding from 25% to 21.4%.

On May 8, 2002, we announced the signing of a binding deal, which grants easyJet the option to buy 100% of Deutsche BA, by March 31, 2003.

Alliance Development

In January 2002, we advised that the US Department of Transportation's conditions for an anti-trust immune deal with American Airlines were too high to allow us to proceed. We remain committed to our alliance relationship with American Airlines and we are still working together to look for alternative commercial opportunities, albeit not requiring anti-trust immunity, in a number of areas. Our co-operation within the **one**world framework continues to develop alongside the bilateral discussions.

We continue to strengthen links with other **one**world partners and during the year code-share agreements were extended with Aer Lingus, Cathay Pacific and Iberia.

Outlook

Reform and re-structuring against a substantially changed competitive background are well under way. The concentration is on providing customers with the services they want at prices which are of value and at costs which make a satisfactory return for shareholders.

The current year is one of transition and still subject to global economic and political uncertainty. The market is expected to remain soft; but further capacity cuts should help to underpin yields and to support increases in seat factors. In a weak revenue environment, costs remain the focus.

GROUP BALANCE SHEET

	March 31	
		Restated
	2002 £m	*2001 £m*
FIXED ASSETS		
Intangible assets	**105**	*60*
Tangible assets	**10,509**	*10,662*
Investments	**489**	*426*
	11,103	*11,148*
CURRENT ASSETS		
Stocks	**109**	*170*
Debtors	**1,231**	*1,444*
Cash, short-term loans and deposits	**1,219**	*936*
	2,559	*2,550*
CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR	**(3,201)**	*(3,308)*
NET CURRENT LIABILITIES	**(642)**	*(758)*
TOTAL ASSETS LESS CURRENT LIABILITIES	**10,461**	*10,390*
CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR		
Borrowings and other creditors	**(6,985)**	*(6,788)*
Convertible Capital Bonds 2005	**(112)**	*(113)*
	(7,097)	*(6,901)*
PROVISIONS FOR DEFERRED TAX	**(1,031)**	*(1,094)*
PROVISIONS FOR LIABILITIES AND CHARGES	**(126)**	*(70)*
	2,207	*2,325*
CAPITAL AND RESERVES		
Called up share capital	**271**	*271*
Reserves	**1,745**	*1,850*
	2,016	*2,121*
Minority interest	**9**	*18*
Non equity minority interest	**182**	*186*
	2,207	*2,325*

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	Twelve months ended March 31	
		Restated
	2002 £m	*2001 £m*
(Loss)/profit for the period	**(142)**	*67*
Other recognised gains and losses relating to the period:		
Exchange and other movements	**17**	*(30)*
Prior period adjustment	**(1,094)**	
Total recognised gains and losses	**(1,219)**	*37*

Prior year adjustment relates to the adoption of FRS 19 'Deferred Tax'.

These summary financial statements were approved by the Directors on May 20, 2002

GROUP CASH FLOW STATEMENT

	Twelve months ended March 31	
	2002 £m	*2001 £m*
CASH INFLOW FROM OPERATING ACTIVITIES	**866**	*1,251*
DIVIDENDS RECEIVED FROM ASSOCIATES	**16**	*33*
GOVERNMENT COMPENSATION RECEIVED	**22**	
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE	**(327)**	*(342)*
TAX	**(1)**	*15*
CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT	**94**	*(457)*
ACQUISITIONS AND DISPOSALS	**(19)**	*26*
EQUITY DIVIDENDS PAID	**(137)**	*(194)*
Cash inflow before management of liquid resources and financing	**514**	*332*
MANAGEMENT OF LIQUID RESOURCES	**(301)**	*159*
FINANCING	**(217)**	*(521)*
Decrease in cash in the period	**(4)**	*(30)*

NOTES TO THE ACCOUNTS
For the period ended March 31, 2002

1 ACCOUNTING CONVENTION

The accounts have been prepared on the basis of the accounting policies set out in the Report and Accounts for the year ended March 31, 2002 in accordance with all applicable United Kingdom accounting standards and the Companies Act 1985 and are consistent with those applied in the previous year, with the exception of the implementation of FRS 19 'Deferred Tax'. As described in Note 7, the comparative figures have been restated as a result of implementing this standard. In addition, expendable stocks have been reclassified from fixed assets to stocks and comparative figures restated.

	Twelve months ended March 31	
	2002 £m	*2001 £m*
2 RECONCILIATION OF OPERATING (LOSS)/PROFIT TO CASH INFLOW FROM OPERATING ACTIVITIES		
Group operating (loss)/profit	**(110)**	*380*
Depreciation and amortisation	**770**	*715*
Other items not involving the movement of cash		*(1)*
Decrease/(increase) in stocks and debtors	**186**	*(38)*
(Decrease)/increase in creditors	**(25)**	*204*
Increase/(decrease) in provisions for liabilities and charges	**45**	*(9)*
Cash inflow from operating activities	**866**	*1,251*
3 RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT		
Decrease in cash during the period	**(4)**	*(30)*
Net cash outflow from decrease in debt and lease financing	**217**	*524*
Cash outflow/(inflow) from liquid resources	**301**	*(159)*
Change in net debt resulting from cash flows	**514**	*335*
New finance leases taken out and hire purchase arrangements made	**(512)**	*(663)*
Divested from subsidiary undertakings sold during the period		*69*
Assumed from subsidiary undertakings acquired during the year	**(117)**	
Conversion of Convertible Capital Bonds	**1**	
Exchange movements	**43**	*(48)*
Movement in net debt during the period	**(71)**	*(307)*
Net debt at April 1	**(6,223)**	*(5,916)*
Net debt at period end	**(6,294)**	*(6,223)*

	Three months ended March 31		Twelve months ended March 31	
	2002 £m	*2001 £m*	**2002 £m**	*2001 £m*
4 OTHER INCOME				
Income from trade investments			**1**	*1*
Government compensation	**22**		**22**	
Other	**(2)**	*(1)*	**(2)**	
	20	*(1)*	**21**	*1*
Other income represented by:				
Group	**20**	*(1)*	**21**	*1*
	20	*(1)*	**21**	*1*

British Airways received Government compensation for the closure of US and

NOTES TO THE ACCOUNTS (continued)
For the period ended March 31, 2002

	Three months ended March 31		Twelve months ended March 31	
	2002 £m	*2001 £m*	**2002 £m**	*2001 £m*
5 PROFIT/(LOSS) ON SALE OF FIXED ASSETS AND INVESTMENTS				
Net profit on disposal of **go**			**98**	
Net profit on disposal of shares in France Telecom (formerly shares held in Equant)			**23**	
Net loss on disposal of Bedford Associates	**(9)**		**(9)**	
Net loss on disposal of Participations Aeronautiques		*2*		*(54)*
Share of net profit on disposal of Amadeus by Iberia		*22*		*22*
Net profit/(loss)on disposal of other fixed assets and investments	**19**	*(20)*	**33**	*(37)*
	10	*4*	**145**	*(69)*
Represented by:				
Group	**7**	*(22)*	**142**	*(96)*
Associates	**3**	*26*	**3**	*27*
	10	*4*	**145**	*(69)*
6 INTEREST				
Net payable:				
Interest payable less amount capitalised	**78**	*102*	**374**	*389*
Interest receivable	**(6)**	*(26)*	**(50)**	*(92)*
	72	*76*	**324**	*297*
Retranslation on currency borrowings	**16**	*(33)*	**(46)**	*(71)*
	88	*43*	**278**	*226*
Net interest payable represented by:				
Group	**85**	*37*	**271**	*215*
Associates	**3**	*6*	**7**	*11*
	88	*43*	**278**	*226*

7 TAX

During the year the company implemented FRS 19 'Deferred Tax', which requires full provision for deferred tax. Under the options allowed the company chose not to discount the resulting provision. Within the tax credit for the twelve months ended March 31, 2002 is a net credit of £71 million which arises as a result of implementing this standard, including a charge of £3 million relating to the sale of **go** and France Telecom. The taxation credit relating to the exceptional operating charge is £24 million. In addition, the comparatives have been restated, resulting in an increase to the tax charge of £47 million for the twelve months ended March 31, 2001. The deferred tax provision is included on balance sheet and amounts to £1,031 million at March 31, 2002 (March 31, 2001: £1,094 million). None of the deferred tax is expected to become payable in the foreseeable future.

8 EARNINGS/(LOSS) PER SHARE

Basic earnings/(loss) per share for the quarter ended March 31, 2002 are calculated on a weighted average of 1,076,090,000 ordinary shares (March 2001: 1,075,831,000) and for the twelve months ended March 31, 2002, on a weighted average of 1,076,042,000 ordinary shares (March 2001: 1,075,496,000) as adjusted for shares held for the purposes of employee share ownership plans including the Long Term Incentive Plan. Diluted earnings/(loss) per share for the quarter ended March 31, 2002 are calculated on a weighted average of 1,076,090,000 ordinary shares (March 2001: 1,086,510,000) and for the twelve months ended March 31, 2002 on a weighted average of 1,077,966,000 ordinary shares (March 2001: 1,085,163,000).

The number of shares in issue at March 31, 2002 was 1,082,757,000 (March 31, 2001:

NOTES TO THE ACCOUNTS (continued)
For the period ended March 31, 2002

		2002 £m	March 31 2001 £m
9	TANGIBLE ASSETS		
	Fleet	8,672	8,761
	Property	1,335	1,418
	Equipment	502	483
		10,509	10,662
10	INVESTMENTS		
	Associated undertakings	425	381
	Trade investments	39	20
	Investment in own shares	25	25
		489	426
11	CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR		
	Loans	62	49
	Finance Leases	208	106
	Hire Purchase Arrangements	409	329
		679	484
	Overdrafts - unsecured		3
	Corporate taxation	29	31
	Other creditors and accruals	2,493	2,790
		3,201	3,308
12	BORROWINGS AND OTHER CREDITORS FALLING DUE AFTER MORE THAN ONE YEAR		
	Loans	1,483	992
	Finance Leases	2,404	2,240
	Hire Purchase Arrangements	2,835	3,327
		6,722	6,559
	Other creditors and accruals	263	229
		6,985	6,788
13	RESERVES		
	Balance at April 1	2,944	
	Prior year adjustment *	(1,094)	
	Balance at April 1 as restated	1,850	1,830
	Retained loss for the period	(142)	(126)
	Exchange and other adjustments	17	(30)
	Goodwill written back on disposals	20	173
	Premium arising from issue of ordinary share capital		3
		1,745	1,850

* Prior year adjustment relates to the adoption of FRS19 'Deferred Tax' (Note 7)

14 The figures for the three months and twelve months ended March 31, 2002 and 2001 are unaudited and do not constitute full accounts within the meaning of Section 240 of the Companies Act 1985. The Annual Report and Accounts for the year ended March 31, 2002 were approved by the Board of Directors today but have not been delivered to the Registrar of Companies; the report of the auditors on the accounts is unqualified. The figures for the year ended March 31, 2001, have been extracted, with certain minor presentational changes, from the full accounts for that year, which have been delivered to the Registrar of Companies and on which the auditors have issued an unqualified audit report.

UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) INFORMATION

The accounts have been prepared in accordance with accounting principles accepted in the United Kingdom which differ in certain respects from those generally accepted in the United States. The significant differences are the same as those set out in the Report and Accounts for the year ended March 31, 2002. The comparatives have been adjusted to reflect the adoption of FRS 19 'Deferred Tax'. In addition the company has adopted FAS 133 effective from April 1, 2001 for US GAAP.

The adjusted net income and shareholders' equity applying US GAAP are set out below:

	Three months ended March 31		Twelve months ended March 31	
	2002 £m	Restated *2001 £m*	**2002 £m**	Restated *2001 £m*
(Loss)/profit for the period as reported in the Group profit and loss account	**(43)**	*(57)*	**(142)**	*67*
US GAAP adjustments	**(22)**	*75*	**13**	*159*
Net (loss)/ income as so adjusted to accord with US GAAP	**(65)**	*18*	**(129)**	*226*
Net (loss)/income per Ordinary Share as so adjusted				
Basic	**(6.0)p**	*1.7p*	**(12.0)p**	*21.0p*
Diluted	**(6.0)p**	*n/a*	**(12.0)p**	*20.8p*
Net (loss)/income per American Depositary Share as so adjusted				
Basic	**(60)p**	*17p*	**(120)p**	*210p*
Diluted	**(60)p**	*n/a*	**(120)p**	*208p*

	March 31	
	2000 £m	Restated *2001 £m*
Shareholders' equity as reported in the Group balance sheet	**2,016**	*2,121*
US GAAP adjustments	**55**	*213*
Shareholders' equity as so adjusted to accord with US GAAP	**2,071**	*2,334*

AIRCRAFT FLEET

Number in service with Group companies at March 31, 2002

	On balance sheet aircraft	Operating Leases off balance sheet Extendible	Operating Leases off balance sheet Other	Total Mar 2002	Changes since Mar 2001	Future Deliveries	Options
AIRLINE OPERATIONS (Note 1, 2 & 8)							
Concorde (Note 3)	7			**7**			
Boeing 747-200					**(13)**		
Boeing 747-400	56			**56**			
Boeing 777	45			**45**	**5**		
Boeing 767-300 (Note 4)	21			**21**			
Boeing 757-200	20	2	1	**23**	**(22)**		
Airbus A318						6	
Airbus A319(Note 5)	21	10	2	**33**	**12**	6	113
Airbus A320	10		3	**13**	**3**	17	
Airbus A321						4	
Boeing 737-300(Note 6)			27	**27**	**(11)**		
Boeing 737-400	20	5	6	**31**	**(3)**		
Boeing 737-500			10	**10**			
Turbo Props (Note 7)			44	**44**	**23**		
Embraer RJ145	15	5	9	**29**	**22**	1	17
Avro RJ100		16		**16**	**1**		
British Aerospace 146	5			**5**	**5**		
GROUP TOTAL	**220**	**38**	**102**	**360**	**22**	**34**	**130**

Notes:

1 Includes those operated by British Airways Plc, British Airways (European Operations at Gatwick) Ltd, Brymon Airways Ltd, CityFlyer Express, Deutsche BA and British Regional Air Lines.

2 Excludes 5 Boeing 757 - 200s, 5 Boeing 747 - 200s, stood down pending disposal or return to lessor, 1 Boeing 747 - 400 sub-leased to Qantas.

3 3 Concordes are currently stood down pending safety modifications.

4 Includes 4 Boeing 767 - 300s temporarily out of service.

5 Certain future deliveries and options include reserved delivery positions, and may be taking as any A320 family aircraft.

6 Net reduction includes 13 Boeing 737 - 300 aircraft disposed of with **go**.

7 Includes 12 Jetstream 41 aircraft, 13 British Aerospace ATP aircraft, 5 ATR 72 aircraft and 14 de Havilland Canada DHC-8 aircraft.

8 On the purchase of British Regional Air Lines 49 aircraft were acquired of which 47 were in service and comprised of 13 Jetstream 41 aircraft, 13 British Aerospace ATP aircraft, 18 Embraer 145 aircraft and 3 British Aerospace 146 aircraft.

BRITISH AIRWAYS

TRAFFIC AND CAPACITY STATISTICS - MAY 2002

Summary of the headline figures

Passenger load factor in May 2002 increased by 2.0 points versus last year, rising to 66.9 per cent. This was driven by a 10.2 per cent reduction in traffic, measured in Revenue Passenger Kilometres, on a reduction in capacity, measured in Available Seat Kilometres, of 12.9 per cent. The reduction in traffic comprised a 9.1 per cent decline in premium traffic and a 10.4 per cent fall in non-premium traffic. Cargo, measured in Cargo Tonne Kilometres, fell by 3.7 per cent.

Market conditions

Market conditions remain unchanged. Traffic volumes in shorthaul, particularly in the UK, and Asia Pacific offer some encouragement. Market share gains in the Americas region are helping to keep seat factors broadly unchanged, on a capacity reduction of just 7%. Premium traffic remains stable.

Strategic developments

British Airways signed a binding 'heads of agreement' deal with easyJet for the sale of Deutsche BA (DBA). Under the terms of the deal British Airways is granting easyJet the option to buy 100 per cent of Deutsche BA, by March 31, 2003. The deal is potentially worth between £18.3 million (30 million Euros) and £28 million (46 million Euros), dependent on when easyJet exercises the option.

British Airways announced it is to change the pension provision it makes for future new UK employees, moving from a defined benefit final salary basis to a defined contribution basis from autumn 2002. The decision will not affect the pension benefits of the 65,000 members of NAPS, the New Airways Pension Scheme, or the 36,000 members of APS, the original Airways Pension Scheme, which was available to employees who joined before 1984.

June 7, 2002

BRITISH AIRWAYS

BRITISH AIRWAYS MONTHLY TRAFFIC AND CAPACITY STATISTICS

BRITISH AIRWAYS GROUP SCHEDULED SERVICES	Month of May 2002	Month of May 2001	Change (%)	Financial year to date April through May 2002	Financial year to date April through May 2001	Change (%)
Passengers carried (000)						
UK/Europe	2301	2504	-8.1	4511	4753	-5.1
Americas	542	581	-6.7	1077	1160	-7.2
Asia Pacific	119	134	-11.2	243	286	-15.0
Africa and Middle East	181	214	-15.1	387	450	-14.1
Total	3144	3433	-8.4	6217	6650	-6.5
Revenue passenger km (m)						
UK/Europe	1799	2019	-10.9	3519	3911	-10.0
Americas	3637	3951	-8.0	7259	7906	-8.2
Asia Pacific	1214	1329	-8.7	2480	2838	-12.6
Africa and Middle East	1205	1448	-16.8	2588	3046	-15.0
Total	7855	8747	-10.2	15846	17700	-10.5
Available seat km (m)						
UK/Europe	2686	3216	-16.5	5324	6209	-14.2
Americas	5343	5765	-7.3	10542	11384	-7.4
Asia Pacific	1735	2092	-17.1	3375	4184	-19.3
Africa and Middle East	1975	2400	-17.7	4008	4719	-15.1
Total	11740	13474	-12.9	23249	26497	-12.3
Passenger load factor (%)						
UK/Europe	67.0	62.8	+4.2 pts	66.1	63.0	+3.1 pts
Americas	68.1	68.5	-0.4 pts	68.9	69.4	-0.5 pts
Asia Pacific	69.9	63.5	+6.4 pts	73.5	67.8	+5.7 pts
Africa and Middle East	61.0	60.3	+0.7 pts	64.6	64.5	+0.1 pts
Total	66.9	64.9	+2.0 pts	68.2	66.8	+1.4 pts
Revenue tonne km (RTK) (m)						
Cargo tonne km (CTK)	363	377	-3.7	695	724	-4.1
Total RTK	1145	1238	-7.4	2272	2470	-8.0
Available tonne km (m)	1804	2037	-11.5	3570	4003	-10.8
Overall load factor (%)	63.5	60.7	+2.8 pts	63.6	61.7	+1.9 pts

Investor Relations
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PO Box 365
Harmondsworth
UB7 OGB
Tel: +44 (0) 20 8738 6947
Fax: +44 (0) 20 8738 9602

Text Announcement

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ease state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual er if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

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BRITISH AIRWAYS

TRAFFIC AND CAPACITY STATISTICS - JUNE 2002

Summary of the headline figures

In a month that was impacted by air traffic control disruption in Europe, overall load factor improved by 1.3 points to 69.0 per cent. Passenger capacity in June, measured in Available Seat Kilometres, was 12.7 per cent below June 2001 while traffic, measured in Revenue Passenger Kilometres, fell by 13.1 per cent. This resulted in a small passenger load factor decline of 0.4 points versus last year, to 74.8 per cent. The decline in traffic comprised a 13.2 per cent decrease in premium traffic and a 13.1 per cent fall in non-premium traffic. Cargo, measured in Cargo Tonne Kilometres, decreased by 3.8 per cent.

For the April-June quarter, overall load factor rose 1.6 points, with passenger load factor rising 0.8 points to 70.3 per cent. ASKs reduced by 12.4 per cent, while RPKs fell by 11.4 per cent, resulting in a passenger load factor of 70.3 per cent. Premium traffic fell by 8.8 per cent, with non-premium falling by 11.9 per cent. CTKs reduced by 4.5 per cent.

Market conditions

An already soft market was further affected in June by air traffic control disruption, falling confidence in financial markets, two public holidays for the Queen's Golden Jubilee and the World Cup keeping many people at home. The overall market outlook continues to be soft. In UK/Europe, seat factors are expected to benefit from the further roll-out of new fare structures through the summer.

Costs

With markets remaining soft as expected, progress towards restructuring the cost base under the Future Size and Shape project remains comfortably on track. The next market update will be on August 2, with the first quarter results.

Strategic developments

British Airways launched the next phase of its shorthaul initiatives announced as part of the Future Size and Shape project in February. Air fares have been reduced on 42 more routes, making a total of 71 routes. This phase sees Saturday night stay and advance purchase restrictions removed for new lower year round air tickets on domestic flights in the UK and from the UK to France, Italy, Portugal, Holland, Sweden, Norway and Denmark.

A series of key new initiatives was unveiled by the oneworld alliance. The new steps include a major extension of alliance activity into the areas of cargo, engineering and maintenance, insurance, flight operations training and revenue accounting.

British Airways and Finnair, are expanding their current codesharing arrangements by adding destinations in South Africa, Canada, and the UK regions.

July 3, 2002

BRITISH AIRWAYS

BRITISH AIRWAYS MONTHLY TRAFFIC AND CAPACITY STATISTICS

BRITISH AIRWAYS GROUP SCHEDULED SERVICES	Month of June 2002	2001	Change (%)	Financial year to date April through June 2002	2001	Change (%)
Passengers carried (000)						
UK/Europe	**2338**	*2656*	-12.0	**6850**	*7409*	-7.5
Americas	**606**	*686*	-11.7	**1682**	*1846*	-8.9
Asia Pacific	**132**	*145*	-9.3	**3 6**	*432*	-13.0
Africa and Middle East	**195**	*238*	-18.2	**581**	*688*	-15.5
Total	**32 0**	*3725*	-12.2	**9490**	*10375*	-8.5
Revenue passenger km (m)						
UK/Europe	**18 3**	*2168*	-13.6	**5394**	*6078*	-11.3
Americas	**4069**	*4642*	-12.4	**11328**	*12548*	-9.7
Asia Pacific	**1329**	*1446*	-8.1	**3814**	*4284*	-11.0
Africa and Middle East	**1284**	*1594*	-19.5	**38 2**	*4640*	-16.6
Total	**8555**	*9850*	-13.1	**24408**	*27551*	-11.4
Available seat km (m)						
UK/Europe	**2609**	*3142*	-16.9	**935**	*9351*	-15.1
Americas	**5181**	*5654*	-8.4	**15 23**	*17038*	-7.7
Asia Pacific	**1 01**	*1972*	-13.8	**50 5**	*6156*	-17.6
Africa and Middle East	**1946**	*2327*	-16.4	**5954**	*7046*	-15.5
Total	**11438**	*13095*	-12.7	**34688**	*39592*	-12.4
Passenger load factor (%)						
UK/Europe	**1.8**	*69.0*	+2.8 pts	**68.0**	*65.0*	+3.0 pts
Americas	**8.5**	*82.1*	-3.6 pts	**2.0**	*73.6*	-1.6 pts
Asia Pacific	**8.2**	*73.3*	+4.9 pts	**5.2**	*69.6*	+5.6 pts
Africa and Middle East	**66.0**	*68.5*	-2.5 pts	**65.0**	*65.8*	-0.8 pts
Total	**4.8**	*75.2*	-0.4 pts	**0.4**	*69.6*	+0.8 pts
Revenue tonne km (RTK) (m)						
Cargo tonne km (CTK)	**361**	*375*	-3.8	**1053**	*1096*	-4.0
Total RTK	**1215**	*1349*	-9.9	**3484**	*3819*	-8.8
Available tonne km (m)	**1 60**	*1992*	-11.6	**5334**	*5994*	-11.0
Overall load factor (%)	**69.0**	*67.7*	+1.3 pts	**65.3**	*63.7*	+1.6 pts

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